Via Facsimile and U.S. Mail
Mail Stop 6010

March 9, 2006

Mr. William Danis
Chief Financial Officer
Med-Emerg International Inc.
6711 Mississauga Road, Suite 404
Mississauga, Ontario, Canada L5N 2W3

Re: **Med-Emerg International Inc.**
      Form 10-K for the fiscal year ended December 31, 2004
      Filed April 14, 2005
      File No. 001-13861

Dear Mr. Danis:

   We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant